Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad


Fundrise
Sponsored
High interest rates have largely crushed the real estate market.
That's why the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio in the coming months.
Add the Fundrise Flagship Fund to your portfolio and join in today.
The Fundrise Flagship Fund
FUNDRISE
fundrise.com/flagship
Expand Your Portfolio with Us
Learn more
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fundrise
Sponsored
The Fundrise Flagship Fund
Access a diversified $1B+ portfolio of single family rentals, multifamily apartments, and industrial properties across the sunbelt.
FUNDRISE
FLAGSHIP FUND
Learn more
fundrise High interest rates have largely crushed the real estate market.... more


fundrise
Sponsored
Single-family rental development near Atlanta, GA
The Fundrise Flagship Fund
Access a diversified $1B+ portfolio of single family rentals, multifamily apartments, and industrial properties across the sunbelt.
FUNDRISE
FLAGSHIP FUND
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
The Fundrise Flagship Fund is expanding its billion-dollar private real estate portfolio, aiming to invest hundreds of millions of dollars over the coming year.
The Fund gives investors access to some of the most promising macro trends, including the increased demand for single-family rentals across the Sunbelt and the ever-expanding eCommerce boom.
Opportunity knocks
JOIN IN TODAY
FUNDRISE
fundrise.com/flagship
Invest in The Flagship Fund
Learn more
178
8 comments 16 shares
Like
Comment
Share


Instagram
fundrise
Sponsored
Opportunity knocks
High-interest rates have largely crushed the real estate market.
That's why the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio in the coming months.
JOIN IN TODAY
FUNDRISE
FLAGSHIP FUND
Learn more
fundrise High interest rates have largely crushed the real estate market.... more


fundrise
Single-family rental development near Atlanta, GA
Opportunity knocks
High-interest rates have largely crushed the real estate market.
That's why the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio in the coming months.
JOIN IN TODAY
Income generating apartments near Tampa, FL
FUNDRISE
FLAGSHIP FUND
LEARN MORE